TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                        Filed by General Motors Corporation (GM)
                        Subject Company - General Motors Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.


                                * * * * * * * * *


The following is a paragraph which was included in a GM e-newsletter issued on April 26, 2000:

Offer to exchange stock commenced April 24: GM stockholders have an opportunity to voluntarily exchange their shares of GM $1 2/3 common stock for Class H common stock. GM $1-2/3 shareholders are being offered 1.065 shares of Class H stock for each share of $1-2/3 properly tendered in the exchange offer. This represents a premium of 17.7 percent on GM $1-2/3 stock, based on the NYSE composite tape closing prices for these stocks as of April 19, the day the exchange ratio was determined. The exchange offer is available to individuals who own shares of GM $1-2/3 common stock directly, through brokerage accounts, a GM stock savings plan account or otherwise. The offer expires at midnight, EDT, on Friday, May 19 (unless extended), although due to administrative necessity, with respect to any shares you may wish to tender in the GM employee savings plans, you must complete any tender by 4 p.m., EDT, on Tuesday, May 16. A prospectus and other related exchange offer materials have been sent to homes (or address of record). If you have questions relating to the exchange materials after receiving them, call Morrow & Co., GM's information agent at 877.816.5329 or 212.754.8000. If you have questions regarding how to participate in the offer through your GM stock savings plan, contact the GM Investment Service Center at
800.489.4646 or 606.491.8257. None of GM, its board or any other person acting as an agent of GM is making any recommendation as to whether you should participate in the exchange offer.

STOCKHOLDERS ARE URGED TO READ THE IMPORTANT INFORMATION IN GM'S PROSPECTUS RELATING TO THE EXCHANGE OFFER IS ON FILE AT THE SEC AND IS AVAILABLE FREE OF CHARGE AT ITS WEBSITE, www.sec.gov, AT GM'S WEBSITE, www.gm.com, AND FROM GM STOCKHOLDER SERVICES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION TO BUY IN CONNECTION WITH THE PLANNED EXCHANGE OFFER, WHICH WILL ONLY BE MADE BY MEANS OF AN APPROPRIATE PROSPECTUS.

                                * * * * * * * * *

The following is a script first used on April 26, 2000 to answer questions from stockholders:

General Strategy of Restructuring of GM's Economic Interest in Hughes
---------------------------------------------------------------------

Q1. What is GM doing to restructure its economic interest in Hughes?
A. GM is commencing a $9 billion exchange offer, which means that holders of GM $1-2/3 common stock are being offered the opportunity to exchange their share(s) for shares of GM Class H common stock, which is a tracking stock of GM relating to GM's wholly-owned Hughes Electronics subsidiary. In addition, we have announced that we currently plan to contribute about $7 billion of Class H stock to our U.S. Hourly-Rate Employees Pension Plan and VEBA Trust for hourly OPEB (other post-retirement employee benefit) obligations.

Q2. Why is GM choosing to reduce its economic interest in Class H at this time?
A. These two transactions are a continuation of General Motors' efforts to further strengthen the corporation's financial position and to create significant value for its stockholders. Specifically, GM expects that the plan will result in the following benefits to GM and its stockholders:
     - A significant improvement in the earnings per share (EPS) attributable to GM $1-2/3 common stock as a result of the reduction of the number of shares of GM $1-2/3 stock outstanding.
     - A strengthening in GM's overall financial position as a result of a reduction in annual pension expense and other post-retirement employee benefit expenses.
     - A substantial benefit to the liquidity of Class H stock as a result of the issuance of Class H stock in connection with these transactions, which GM believes will benefit Class H stockholders over time.

Q3. For quite some time, GM management has defended its ownership in Hughes based on its strategic interest in Hughes. What has changed?
A. GM maintains its belief that Hughes is a valuable asset and as such will continue to own 100% of the common stock of Hughes after the restructuring. Accordingly, all of the GM-Hughes synergy opportunities that exist today should remain in place following these transactions.

Q4. Why is GM retaining such a large economic interest in Hughes via unissued Class H shares?
A. GM's remaining economic interest in Hughes via unissued Class H shares is a function of the size of the exchange offer and pension/VEBA benefit plan contributions which have been sized based on market considerations (in the case of the exchange) and ERISA limits (in the case of the pension/VEBA contributions). GM's remaining economic interest represents a "storehouse of value" which is attractive from a credit rating perspective and allows GM $1-2/3 stockholders to participate indirectly in any further improvement in the Class H common stock price. It also provides GM the flexibility to consider additional stockholder value initiatives in the future, as appropriate.

Q5. Now that GM has undertaken a significant reduction in its economic interest in Hughes, will GM spin-off Hughes?
A. GM has no present plans or intentions to spin-off or split-off Hughes or any portion of its business; whether by means of a spin-off, split-off or any other transaction. However, GM will continue to evaluate what Hughes ownership structure would be optimal for the two companies and GM's stockholders. As a result, GM may determine to pursue any number of future transactions involving Hughes, or no transaction at all.


Q6. Will GM pursue additional Class H for $1-2/3 common stock exchange offers in the future?
A. GM has no current plans or intentions to pursue additional exchange offers at this time. However, the Class H common stock provides an attractive
    currency to pursue further   repurchases  of  GM  $1-2/3  common  stock  or
    other  stockholder initiatives.

Q7. Do these transactions limit GM's options for its remaining economic/legal interest in Hughes?
A. The restructuring of GM's economic stake in Hughes affords GM maximum flexibility to pursue a number of different strategies with respect to Hughes over the long-term.

Q8. As a stockholder, can I vote on whether I want GM to pursue the exchange offer or the benefit plan contributions?
A.  The transaction does not require stockholder approval.

GM $1-2/3 Exchange Offer
------------------------

Q1. Why did GM choose to conduct the stock exchange offer?
A. The exchange offer of up to $9 billion of Class H stock is an important element of our overall plan to restructure GM's economic interest in our Hughes subsidiary in order to realize some of the economic value arising from GM's ownership of Hughes. The other element consists of our anticipated contributions of about $7 billion of Class H common stock to certain of our employee benefit plans.

   We expect that our plan will result in the following benefits to GM and its stockholders:
   - We will use the exchange offer to repurchase a substantial amount of $1-2/3 par value common stock, which we expect will significantly increase the earnings per share attributable to $1-2/3 par value common stock in the future.
   - The contributions to the employee benefit plans will reduce our annual pension expense and other post-retirement employee benefit expense and will strengthen GM's overall financial position.
   - The issuance of additional shares of Class H common stock in connection with these transactions will substantially increase the liquidity of that stock in the market, which we believe will benefit Class H stockholders over time.

Q2. How many additional shares of Class H will be outstanding as a result of the exchange offer?
A. GM will issue up to 92,012,781 shares of Class H stock in connection with the exchange offer. The number of shares that will actually be outstanding after the offer will depend upon the level of participation in the offer by holders of GM $1-2/3 stock.

Q3. Will there be any dilution to existing Class H holders as a result of the exchange offer?
A. No. There are currently about 138 million shares of GM Class H common stock issued and outstanding. However, this number does not reflect the full 100% tracking stock interest which GM could issue relating to the earnings of Hughes. Instead, it currently represents about 38% of such interest. The remaining unissued shares of GM Class H stock represent the 62% economic interest currently retained by GM. The issuance of additional shares of Class H stock in these transactions will increase the outstanding shares to about 73% assuming the exchange offer is fully subscribed, the pension plan and VEBA contributions are made, and based on the April 19 closing Class H stock price on the NYSE composite tape. In light of the fact that the shares to be issued in these transactions come from GM's current 62% economic interest in Hughes, the issuance of new Class H shares will not have a dilutive impact on current GM Class H stockholders. The issuance represents a transfer to GM's $1-2/3 stockholders and GM's benefit plans of a portion of GM's economic interest not an increase in the dividend base which determines the earnings per share of Class H stock.

Q4. What does the exchange offer permit me to do?
A. Pursuant to the exchange offer, you may tender some or all of your shares of GM $1-2/3 common stock in exchange for shares of Class H common stock (subject to proration if the offer is over-subscribed) or you may decide not to tender any of your shares of GM $1-2/3 common stock.

Q5. Why would a stockholder want to exchange their GM $1-2/3 common stock for GM Class H stock?
A. GM's Board of Directors is not making a recommendation in connection with the exchange offer. However, the exchange offer will provide $1-2/3 stockholders with an opportunity to acquire an interest in the financial performance of Hughes using shares of $1-2/3 stock, rather than cash, as the currency to accomplish that acquisition. This exchange is generally free of U.S. income tax to a holder of $1-2/3 stock (except for any cash received for fractional shares) compared to the alternative of selling $1-2/3 stock, paying a broker's commissions and tax on any gain and using the remainder to purchase Class H stock. Moreover, GM will issue 1.065 shares of Class H stock for each share of GM $1-2/3 stock that is validly tendered in the exchange offer. The exchange ratio reflects a premium of 17.7% on GM $1-2/3 stock, based on the April 19 closing prices of $88.50 per share of GM $1-2/3 and $97.81 per share of Class H on the NYSE composite tape. However, the relative trading prices of GM $1-2/3 stock and Class H stock will fluctuate over the course of the exchange offer and any premium that you might receive as a tendering GM $1-2/3 shareholder will depend on the relative trading prices of GM $1-2/3 stock and Class H stock at the time of the closing of the exchange offer.

Q6. Who can participate in the exchange offer?
A. Any person, who holds shares of $1-2/3 stock that are properly tendered in the U.S. or a country where the exchange offer is permitted, may participate in the exchange offer.

Q7. Will the exchange offer be available to stockholders outside the U.S.?
A. GM is making the exchange offer globally, except in certain jurisdictions where legal constraints do not permit us to conduct the offer.

Q8. How many shares of Class H stock will I receive for each share of $1-2/3 common stock that I tender?
A. You will receive 1.065 shares of Class H common stock for each share of GM $1-2/3 common stock that is validly tendered and accepted by GM. If, upon the expiration date, $1-2/3 stockholders have tendered more than 86,396,977 shares of $1-2/3 common stock so that more than 92,012,781 shares of Class H common stock would be exchanged, GM will accept on a pro-rata basis all shares of $1-2/3's tendered with appropriate adjustments to avoid the return of fractional shares.

Q9. When will I receive my shares of Class H common stock?
A. Evidence of ownership of shares of Class H stock issued in exchange for shares of $1-2/3 stock validly tendered in the exchange offer and accepted by GM will be sent to participating stockholders, in the form of account statements from GM's transfer agent, as promptly as reasonably practicable following the exchange offer. Stockholders participating through employee benefit plans or their brokers will receive account statements from such parties. Currently, Class H stock is issued under the direct registration-certificateless-system, although stockholders may request certificates rather than account statements.

Q10. How was the exchange ratio determined?
A. In determining the exchange ratio, GM considered, among other things: i) recent market prices for GM $1-2/3 common stock and Class H common stock; and
   ii) financial advice from its dealer manager in the exchange offer.

Q11. When will you commence the exchange offer?
A. The exchange offer was commenced Monday April 24.

Q12. When will the exchange offer expire?
A. Unless extended by GM, the exchange offer will expire on May 19. This date is 20 business days after commencement.

Q13. What will happen to the value of my GM $ 1 2/3 common stock with this transaction?
A. We can give no assurances regarding the market price of GM $1-2/3 stock or Class H stock in the future. However, we do expect this restructuring to increase the GM $1-2/3 earnings per share.

Q14. What happens if the exchange offer is undersubscribed (i.e., if less than 28,798,992 shares of $1-2/3 common stock are tendered)?
A. If the exchange offer is undersubscribed, GM may choose to complete the offer for a lower amount (i.e., waive the minimum condition) or the exchange offer will be terminated and any shares you may have tendered will be returned to you.

Q15. What happens if the exchange offer is over-subscribed (i.e., if more than 86,396,977 shares of $1-2/3 common stock are tendered)?
A. If the exchange offer is over-subscribed, all shares of $1-2/3 common stock that are validly tendered will be accepted for exchange subject to proration except that tenders from persons who own fewer than 100 shares of $1-2/3 common stock, which are sometimes referred to as "odd-lots", will generally be accepted in full. Shares tendered and not accepted due to proration will be returned to the tendering person.

Q16. What are the tax implications of this transaction?
A. For U.S. federal income tax purposes, the exchange will generally be tax-free to GM and its GM $1-2/3 stockholders, except that cash received in lieu of fractional shares generally will be taxable to the stockholder. As always, you should consult your tax advisor as to the particular tax consequences of your participation in the exchange offer. Certain information regarding the tax treatment to be afforded to stockholders outside the U.S. is in the prospectus or will accompany the prospectus when it is distributed outside the U.S. Since we cannot provide tax information to stockholders in every country, we advise them to consult their local tax advisors.

Q17. How will fractional shares be handled?
A. Fractional shares will be settled for cash.

Q18. Who are GM and Hughes bankers on the exchange offer?
A. Morgan Stanley Dean Witter will act as dealer manager for General Motors in connection with the exchange offer. Salomon Smith Barney will act as marketing manager for Hughes in connection with the offering.

Q19. Explain why GM is increasing its exchange offer of $1-2/3 stock for Class H stock by $1 billion and authorizing a $1.4 billion GM $1-2/3 stock repurchase program in conjunction with the Fiat transaction?
A. GM will issue shares of GM $1-2/3 stock in conjunction with the Fiat transaction. Increasing the exchange offer by $1 billion will mitigate the dilutive effect on earnings per share associated with the additional shares of $1-2/3 stock outstanding that will be issued in the Fiat transaction.

Q20. How can I find out more information about the exchange offer?
A. GM urges holders of GM $1-2/3 Common Stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to herein as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain important information. Holders of GM $1-2/3 Common Stock may obtain a free copy of the prospectus and other documents filed by General Motors at the Commission's web site at www.sec.gov or at General Motors' web site at gm.com or from General Motors by directing such request in writing or by telephone to:

                              GM Fulfillment Center
                                 MC 480-000-FC1
                              30200 Stephenson Hwy.
                            Madison Heights, MI 48071
                            Telephone: (313) 667-1500
                              Select Menu Option #2

   This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
   Inquiries   from  the  news  media  should  be  directed  to  GM  Corporation
   Communications: 212-418-6380.

Class H
-------

Q1. As a potential participant in GM's exchange offer, I would like to better understand Hughes strategy and investment story?
A. You should read the section of the prospectus entitled Business of Hughes and Risk Factors to gain further insight into the Hughes strategy and investment story. In part, the prospectus indicates that in the first quarter of 2000, Hughes announced major changes in its corporate structure and business mix designed to sharply focus the company's resources and management attention on its high-growth entertainment, information and business communications services businesses. Through several strategic moves (e.g., sale of the satellite manufacturing operations, discontinuance of certain wireless manufacturing activities, refocus on wireless broadband opportunities, realignment of marketing organization along customer lines) Hughes has become a highly focused entertainment and information services and distribution company. Hughes believes that it is now in a better position to pursue its high-growth businesses. Today, Hughes' primary growth and value driver is DIRECTV, the world's largest digital provider of entertainment services.

Q2. How will these transactions impact Hughes and its ability to execute its business strategy and take advantage of the growth opportunities in the communications and entertainment industry?
A. Hughes' ability to execute its business strategy should not be affected by the transactions, although the increased liquidity of Class H stock may enable Hughes to use Class H stock more effectively in strategic transactions designed to achieve its growth objectives.

Q3. Following the announcement of the pending sale of the satellite manufacturing business to Boeing, will Hughes have sufficient cashflow to fund its growth initiatives or will Hughes be going into the capital markets this year to raise debt or equity?
A. Hughes currently anticipates that the Boeing transaction proceeds and other sources of funds should be sufficient to meet all of Hughes' expected 2000 cash requirements and a portion of the requirements projected for 2001 (excluding potential mergers, acquisitions, alliances or similar transactions). The Boeing transaction is scheduled to close later this year. Hughes expects to use a combination of commercial bank borrowings and floating rate notes to fund interim cash requirements pending receipt of the Boeing sale proceeds. Hughes may also access the term debt market later in the year to prefund 2001 needs if market conditions are attractive.

Q4. What should we read into the announcement of new outside board members by Hughes?
A. The election of Bernee D.L. Strom, Peter A.Lund and James M. Cornelius to the Hughes Board indicates that Hughes is able to attract outstanding individuals to its board who are capable of providing valuable direction and assistance in overseeing Hughes' business.

Q5. What impact will the proposed increase from 600 million to 3.6 billion in the number of Class H shares authorized and expected stock split, as discussed in GM's Proxy Statement, have on the exchange offer?
A. We don't anticipate that it will have any effect on the exchange offer.

Pension Fund and VEBA Questions
-------------------------------

Q1. What is GM proposing with respect to its pension plans and VEBA Trust?
A. We have announced that we currently plan to contribute about $7 billion of Class H stock to our U.S. Hourly-Rate Employees Pension Plan and the VEBA Trust for other post-retirement employee benefits for hourly retirees. This will help to continue the fully funded status (on a SFAS 87 basis) of our pension plan and will also partially fund GM's OPEB liability. As a result, we expect our annual pension and OPEB expense to be reduced.

Q2.Why is GM contributing shares of Class H to GM's pension plan and VEBA Trust?
A. By contributing shares of Class H to GM's Pension Plan and VEBA Trust, GM would to some extent free up cash otherwise earmarked for benefit plan contributions and at the same time help provide for the fully funded status (on a SFAS 87 basis) of GM's Hourly Pension Plan. In addition, the VEBA contribution is expected to further defease GM's post retirement
   health  care  and  life  insurance   liabilities. Furthermore, future
   appreciation of Class H stock, to the extent it exceeds GM's 10% asset return assumption, could lower future pension and OPEB expense.

Q3. How many shares of Class H common stock will be contributed to GM's Hourly Pension Plan and VEBA Trust?
A. Although we have not determined the exact amounts, we currently expect that the contributions will likely be up to the maximum allowable ERISA limits. The exact amounts will be determined by GM immediately prior to making each of these contributions.

Q4. How will GM choose the level of contribution to its Hourly Pension Plan and VEBA Trust?
A. With respect to pension and VEBA funding, there are regulatory factors which constrain the size of a potential Class H contribution. In particular, ERISA restricts the amount of employer securities and employer real property a benefit plan can hold to no more than 10% of the fair market value of assets in the plan as measured immediately following the contribution. In addition, the plan cannot hold more than 25% of the outstanding shares of any class of employer securities, and at least 50% of the remaining shares have to be independently held. These restrictions put an upper limit on the amount of Class H Stock which could be contributed.


Q5. What is the timing of these contributions?
A. It is expected that both the Pension Plan and the VEBA Trust contributions will take place in the second quarter of 2000. We currently expect to complete the contributions following the exchange offer. We reserve the right to modify the amount or timing of the pension and VEBA Trust contributions, or not to make any contributions at all, in the event that the Board of Directors determines that such a change would be in the best interests of GM and its stockholders.

Q6. A share exchange of this size in conjunction with the large contributions of Class H stock to the Pension Plan/VEBA Trust could cause a supply/demand imbalance in the market and put temporary downward pressure on the Class H stock price. How will GM minimize this situation?
A. We do not believe that it would be in the best interests of the Pension Plan and/or VEBA to disrupt the market with disorderly sales of Class H stock.

Q7. Who will manage the Class H shares for the Pension Plan and the VEBA trust?
A. U.S. Trust Company of New York.

Q8. Will there be a discount on the shares contributed to the Pension Plan / VEBA Trust?
A. Any discount will be determined by U.S. Trust on behalf of the Pension Plan and VEBA Trust. GM does not currently know what discount will be applied to the contributions to either the Pension Plan or the VEBA Trust.

Q9. What are the U.S. tax implications of the contributions to the benefit plans?
A. GM will receive a tax deduction for the pension and VEBA contributions based upon the fair-market value of the stock at the time of the contribution.

Q10. What is GM's pension funding history?
A. In 1992 through 1994, GM contributed $13.4 billion to its U.S. Hourly and Salaried Pension Plans. In 1995 through 1999, GM contributed $14.6 billion to its pension plans ($8.3 billion in cash and $6.3 billion in stock). The breakdown for 1995 through 1999 is as follows:
      ($, billions)         1995      1996      1997     1998      1999
      Cash Contributions     4.1       0.8      1.5       1.1       0.8
      Stock contributions*   6.3
       *GM Class E stock

Q11. What is the current funded status of GM's pension liabilities?
A. As of year-end 1999, GM's total U.S. pension plans were $6.2 billion overfunded on a SFAS 87 basis.


Q12. I thought GM's Hourly Pension Plan was fully funded. Why is GM contributing additional funds to the plan?
A. The U.S. Hourly Pension Plan is $1.2 billion over funded on an SFAS-87 basis. However, federal regulatory funding requirements are not determined on a SFAS-87 basis. GM strives to fund its U.S. pension plans to such an extent that it meets minimum funding contribution requirements under ERISA each year, avoids PBGC variable rate premiums, and avoids deficit reduction charges. To satisfy such criteria, GM would expect to make additional cash contributions to the U.S. Hourly Pension Plan in the future. Therefore, to avoid the necessity of such future contributions, GM has decided to proceed with the proposed Class H stock contributions in order to retain cash in future periods for use in its business.

Q13. What is a VEBA Trust?
A. A VEBA Trust is one organized and operated under the rules of the Internal Revenue Code. VEBA stands for Voluntary Employees' Beneficiary Association. It is a tax-exempt trust which can be used to fund welfare benefits (not pension), including post-employment health care and insurance benefits for employees including those covered by collective bargaining agreements (i.e., union employees). These types of benefits comprise GM's OPEB liabilities. GM's VEBA Trust is for the benefit of represented hourly retirees only.

Q14. What is the benefit of a VEBA Trust?
A. A VEBA Trust provides GM with a tax-efficient way to prefund certain benefit plan liabilities because it allows tax-deductible contributions and permits trust assets to grow tax-free.

Q15. What is the value of the asset GM currently has in its VEBA Trust?
A. About $6.3 billion at year-end 1999.

Q16. What is GM's current U.S. OPEB liability?
A. GM's U.S. OPEB liability is about $42.7 billion on a gross basis at year-end 1999 (before deferred tax asset and VEBA funding).

Q17. Following this contribution of Class H shares to GM's VEBA Trust what will be the funded status of GM's OPEB liabilities?
A. As there are no requirements to fund the VEBA Trust, there is no "funded status" per se. The aggregate future liabilities in excess of current funding is approximately $23 billion, net of deferred tax asset.

Rating Agency Questions
-----------------------

Q1. What is the Rating Agency reaction to these transactions?
A. The rating agencies view this transaction favorably as the Class H stock contributed to the Hourly Pension Plan and VEBA will further strengthen GM's balance sheet.

Q2. How does GM's retention of an economic interest in Hughes help its credit rating?
A. GM's economic interest in Hughes should be viewed as a storehouse of value which, combined with GM's strong liquidity position, provides GM with strong financial flexibility.

Tracking Stock Questions
------------------------

Q1. What kind of security is GM Class H stock?
A. GM Class H stock is a common stock of General Motors which is often referred to as a "letter stock" or "tracking stock".

Q2. What is "tracking stock" or "letter stock" and how does it work?
A. A "tracking stock" (also known as letter stock) is a separate class of a company's common stock that is designed to provide holders with financial returns based on the financial performance of a group of assets or a specific business unit, division, or subsidiary. Holders of a tracking stock are stockholders of the parent company and not of the underlying business or subsidiary. The market value of the tracking stock generally reflects the economic value of the tracked business rather than that of the parent company as a whole. In the case of the GM Class H stock, the security tracks the financial performance of Hughes Electronics Corporation.

Q3. What are the benefits to having a "tracking stock"?
A. A tracking stock can provide many benefits including: a) greater financial flexibility (i.e., ability to raise capital through a "currency" directly tied to an underlying business); b) advantages of doing business under common ownership (i.e., synergies); c) greater market recognition (which translates to better realization of value); d) increased shareholder choice (i.e., better match of investor profiles); e) advantages of accounting and tax consolidation; f) management incentives (i.e., ability to direct stock options and tracking stock to employees of the tracked business).

Q4. Are there separate stockholder meetings for holders of Class H stock?
A. No. As stockholders of GM, Class H stockholders participate in the GM stockholder meetings.

Q5. What are the voting rights for Class H stock?
A. Each holder of Class H common stock is entitled to 0.60 vote per share. Each holder of GM $1-2/3 common stock is entitled to one vote per share. The holders of GM $1-2/3 and Class H vote together on all matters, except with respect to certain special matters pertaining to each class.

Q6. How are conflicts of interest with respect to GM's dual class common stock structure resolved?
A. Under Delaware law, the GM Board owes a fiduciary duty to all holders of GM common stock and must act in the best interests of the corporation and all stockholders, regardless of class. In this regard, the GM board, principally through its Capital Stock Committee, oversees the policies, programs and practices of GM which may impact the potentially divergent
   interests of the two classes of GM common  stock.   The  Capital  Stock
   Committee  is  comprised   entirely  of independent directors of GM.

GM Employees
------------

Q1. Can I participate in the exchange offer?
A. Yes, any GM $1-2/3 stockholder, including employees who hold GM $1-2/3 directly, through a broker, or who participate in the various GM savings plans can participate in the exchange offer. You will also be able to get information about the exchange via GM's Socrates intranet site.

Q2. What will be the impact of the transaction on my stock options?
A. This transaction will not change the exercise price or number of your stock options.

Q3. If I hold shares of $1-2/3 stock which I acquired through the exercise of an incentive stock option (ISO) less than a year prior to the close of the exchange offer, can I tender those shares into the exchange offer without losing the favorable ISO tax treatment?*
A. Yes, shares of $1-2/3 stock acquired through an exercise of an incentive stock option less than a year before the close of the exchange offer can be tendered into the exchange for Class H stock without losing the favorable ISO tax treatment.

      [*i.e., assuming a stock-for-stock exercise of an ISO, the value of the additional stock acquired in the ISO exercise (the "spread") will not be taxed until the Class H stock is sold, and then generally only at the long-term capital-gain rate rather than the higher ordinary income rate imposed on disqualifying dispositions of ISO stock that is disposed of before the end of the one-year holding period]

Q4. What effect will such an exchange have on (1) the "tax basis" of my stock and (2) the length of the holding period required before I can sell the Class H stock acquired in the exchange offer without losing the favorable ISO tax treatment?
A. If you use shares acquired through an ISO exercise in the exchange offer, the tax basis of the shares tendered, including the basis allocated to the additional shares of $1-2/3 stock acquired through the exercise of the ISO (if any), must be allocated to the Class H stock you receive in exchange for such shares.

   The period of time between the original exercise of your ISO stock option and the time the exchange occurs will carry over or be "tacked" onto the Class H stock you receive. When the remainder of the one year holding period has expired, you may sell the Class H stock without losing the favorable ISO tax treatment.

   In other words, if you sell the Class H stock acquired in the exchange prior to the one year anniversary of the original related stock option exercise, it will be considered a disqualifying disposition of ISO stock and taxed at the ordinary income rate.

Other
-----

Q1. What is the EPS impact for GM $1-2/3 of the restructuring?
A. The EPS impact will ultimately depend on the level of stockholder participation in the exchange offer.

Q2. What will GM do with the cash saved (i.e., the cash that no longer needs to be contributed to the pension plan)?
A. GM will determine where this cash would best benefit the corporation and its stockholders.

Q3. As GM will effectively free up cash through the proposed Class H contribution to its pension and VEBA, will GM announce a new share repurchase program?
A. At the time of the February 1st announcement GM had no current outstanding share repurchase program. However, on March 13th, in connection with the Fiat transaction, GM's board approved $2.4 billion in new repurchases of GM $1-2/3 common stock which it expects to complete before year-end. Specifically, GM increased the size of the exchange offer by $1 billion (to a total of $9 billion) and will initiate a $1.4 billion cash repurchase program to be implemented in the second half of the year.


                                              # # #


Use of the words anticipate, expect, should, believe, plan, intensify, overcome and similar words are associated with forward-looking statements that are inherently subject to numerous risks and uncertainties. Accordingly, there can be no assurance that the results described in such forward-looking statements will be realized. The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this news release are described in various documents filed by GM with the U.S. Securities and Exchange Commission, including GM's Annual Report on Form 10-K for the year ended December 31, 1999, filed March 13, 2000 (at page II-20).

   We urge holders of GM $1-2/3 Common Stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 Common Stock may obtain a free copy of the prospectus and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to:



                              GM Fulfillment Center
                                 MC 480-000-FC1
                              30200 Stephenson Hwy.
                            Madison Heights, MI 48071
                            Telephone: (313) 667-1500
                              Select Menu Option #2


   This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
   Inquiries   from  the  news  media  should  be  directed  to  GM  Corporation
   Communications: 212-418-6380.


     GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' web site at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.